06003347

UNITED STATES
[SECU]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

...NUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51110

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JACKSON & COMPANY, INCORPORATED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7354 MULBERRY LANE
(No. and Street)

NAVARRE	FL	32566
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles J. Jackson (850)936-0033
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HADDOX REID BURKES & CALHOUN PLLC
(Name – *if individual, state last, first, middle name*)

P. O. DRAWER 22507	JACKSON	MS	39225-2507
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 0 1 2006 WASH. D.C. 185 SECTION

PROCESSED
MAY 30 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles J. Jackson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JACKSON & COMPANY, INCORPORATED, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions.

Charles J. Jackson
Signature

President
Title

Cynthia L Davidson
Notary Public

Cynthia L Davidson
My Commission DD257180
Expires January 11, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

DESCRIPTION	PAGE
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS	1
STATEMENTS OF FINANCIAL CONDITION	2
STATEMENTS OF INCOME	3
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY	4
STATEMENTS OF CASH FLOWS	5
NOTES TO FINANCIAL STATEMENTS	6
SUPPLEMENTAL INFORMATION:	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (Schedule I)	8
Other Schedules (Schedule II)	9
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT ON INTERNAL CONTROL	10

HADDOX REID BURKES & CALHOUN PLLC
Certified Public Accountants

EMMITTE J. HADDOX
JIMMY E. BURKES
PAUL W. CALHOUN
M. GREGORY KING
TED B. EDWARDS
JAN F. LEWIS
CHERYL J. LEE
W.R. LEE ADAMS
WALTER J. LEE

1100 AMSOUTH PLAZA
P.O. DRAWER 22507
JACKSON, MISSISSIPPI 39225-2507
TELEPHONE 601/948-2924
FACSIMILE 601/960-9154

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Jackson & Company, Incorporated

We have audited the accompanying statements of financial condition of Jackson & Company, Incorporated as of December 31, 2005 and 2004 and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jackson & Company, Incorporated as of December 31, 2005 and 2004 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Haddox Reid Burkes & Calhoun PLLC

January 31, 2006

JACKSON & COMPANY, INCORPORATED

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2005	December 31, 2004
CASH AND CASH EQUIVALENTS	$ 18,236	19,237
INVESTMENTS - at market value	10,554	-
	$ 28,790	19,237

LIABILITIES AND STOCKHOLDER'S EQUITY

	2005	2004
LIABILITIES:		
Payroll taxes payable	$ 24	19
Total liabilities	24	19
STOCKHOLDER'S EQUITY:		
Common stock, $1.00 par value; 10,000 shares authorized, 500 shares issued and outstanding	500	500
Paid-in capital	10,500	10,500
Retained earnings	17,766	8,218
Total stockholder's equity	28,766	19,218
	$ 28,790	19,237

The accompanying notes are an integral part of these financial statements.

JACKSON & COMPANY, INCORPORATED

STATEMENTS OF INCOME

	Years Ended December 31, 2005	2004
REVENUE:		
Commissions - mutual funds	$ 15,727	11,856
Interest income	64	49
Gain on investment securities	6,054	-
	21,845	11,905
EXPENSES:		
Regulatory costs	1,165	1,050
Employee compensation and benefits	2,682	2,672
Operating expenses	1,450	1,450
	5,297	5,172
NET INCOME	$ 16,548	6,733

The accompanying notes are an integral part of these financial statements.

JACKSON & COMPANY, INCORPORATED

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock	Paid-in Capital	Retained Earnings	Total
BALANCES, January 1, 2004	$ 500	10,500	8,485	19,485
Distribution to shareholder	-	-	(7,000)	(7,000)
Net income for year	-	-	6,733	6,733
BALANCES, December 31, 2004	500	10,500	8,218	19,218
Distribution to shareholder	-	-	(7,000)	(7,000)
Net income for year	-	-	16,548	16,548
BALANCES, December 31, 2005	$ 500	10,500	17,766	28,766

The accompanying notes are an integral part of these financial statements.

JACKSON & COMPANY, INCORPORATED

STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 16,548	6,733
Adjustments to reconcile net income to net cash provided by operating activities:		
Unrealized (gain) loss on investment securities	(6,054)	-
Changes in assets and liabilities:		
Increase in payroll taxes payable	5	-
Net cash provided by operating activities	10,499	6,733
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of investment securities	(4,500)	-
Net cash provided (used) by investing activities	(4,500)	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distribution to shareholder	(7,000)	(7,000)
Net cash used in financing activities	(7,000)	(7,000)
NET DECREASE IN CASH	(1,001)	(267)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	19,237	19,504
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 18,236	19,237

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Jackson & Company, Incorporated (the "Company") is a registered securities broker-dealer located in Navarre, Florida. The Company was organized under the laws of the State of Florida on November 24, 1997; however, the Company did not start transacting business until June 4, 1998. The Company's dealer transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies. The Company's expenses of maintaining and operating an office are minimal and in accordance with an agreement with the Company's sole shareholder, these expenses are assumed by a separate company with common ownership operating in the same office.

Basis of Accounting

The accounting records of the Company are maintained on the accrual basis whereby revenue is recorded when earned and expenses are recognized when incurred.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Security Transactions

Securities are valued at market value. Gains (losses) on investment securities include both realized and unrealized gains (losses).

Income Taxes

The Company has elected to be taxed as an S corporation under the provisions of the Internal Revenue Code. Under those provisions, the Company does not pay Federal corporate income taxes on its taxable income. Instead, stockholders are liable for individual Federal income taxes on their respective shares of the Company's taxable income.

Use of Estimates

In preparing the Company's financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - INVESTMENTS

Investment securities owned at December 31, 2005 are as follows:

	Cost	Quoted Market Value	Unrealized Gain
300 shares Nasdaq Stock Market, Inc.	$ 4,500	10,554	6,054

NOTE 3 - PENSION PLAN

The Company sponsors a Simplified Employee Pension (SEP) under which it makes contributions to Individual Retirement Accounts of substantially all full-time employees. Contributions are decided by the Board of Directors each year. Contributions were made in the amount of $500 for 2005 and 2004.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2005, the Company had net capital of $18,212, which was $13,212 in excess of its required net capital of $5,000. At December 31, 2004, the Company had net capital of $19,218, which was $14,218 in excess of its required net capital of $5,000. The net capital rule may effectively restrict the payment of cash dividends.

SUPPLEMENTAL INFORMATION

JACKSON & COMPANY, INCORPORATED

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2005

STOCKHOLDER'S EQUITY:		
Capital stock outstanding		$ 500
Paid-in capital		10,500
Retained earnings		17,766
		28,766
DEDUCTIONS:		
Non-allowable assets:		
Securities not readily marketable		10,554
Net capital before haircuts on securities positions		18,212
Haircuts		-
Net capital		18,212
AGGREGATE INDEBTEDNESS	$ 24	
MINIMUM CAPITAL REQUIREMENTS		5,000
Capital in excess of minimum requirement		$ 13,212
RATE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.001 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2005):		
Net capital, as reported in Company's Part II (unaudited) Focus report		$ 18,212
Net capital as computed above		$ 18,212

JACKSON & COMPANY, INCORPORATED

OTHER SCHEDULES
DECEMBER 31, 2005

The following schedules are not being filed as they are inapplicable, or not required:

1. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 is not applicable since respondent's dealer transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies or of interests or participation in an insurance company separate account, whether or not registered as an investment company.

2. Information relating to the possession or control requirements under Rule 15c3-3 is not required since respondent's dealer transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies.

3. Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

4. Statement of Changes in Liabilities Subordinated to Claims of Creditors is not required since no liabilities of the respondent are subordinated to the general claims of creditors.

HADDOX REID BURKES & CALHOUN PLLC
Certified Public Accountants

EMMITTE J. HADDOX
JIMMY E. BURKES
PAUL W. CALHOUN
M. GREGORY KING
TED B. EDWARDS
JAN F. LEWIS
CHERYL J. LEE
W.R. LEE ADAMS
WALTER J. LEE

1100 AMSOUTH PLAZA
P.O. DRAWER 22507
JACKSON, MISSISSIPPI 39225-2507
TELEPHONE 601/948-2924
FACSIMILE 601/960-9154

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT ON INTERNAL CONTROL

Board of Directors
Jackson & Company, Incorporated

In planning and performing our audit of the financial statements of Jackson & Company, Incorporated (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirement for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the previous paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with

reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that the practice and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and any related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Haddox Reed Burkes & Calhoun PLLC

January 31, 2006